Exhibit 99.1

FF301 Page 1 of 10 v 1.1.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 March 2025 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Tuya Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Date Submitted: 07 April 2025 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02391 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 800,000,000 USD 0.00005 USD 40,000 Increase / decrease (-) USD Balance at close of the month 800,000,000 USD 0.00005 USD 40,000 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 02391 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 200,000,000 USD 0.00005 USD 10,000 Increase / decrease (-) USD Balance at close of the month 200,000,000 USD 0.00005 USD 10,000 Total authorised/registered share capital at the end of the month: USD 50,000

FF301 Page 2 of 10 v 1.1.1 II. Movements in Issued Shares and/or Treasury Shares 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02391 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 539,516,649 0 539,516,649 Increase / decrease (-) 0 Balance at close of the month 539,516,649 0 539,516,649 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 02391 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 70,205,300 0 70,205,300 Increase / decrease (-) Balance at close of the month 70,205,300 0 70,205,300 Remarks: Opening and closing balances of Class A ordinary shares shown above include 2,830,055 and 2,140,263 Class A ordinary shares which are already issued and registered in the name of our depositary bank which are used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan and 2024 Share Scheme, respectively.

FF301 Page 3 of 10 v 1.1.1 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02391 Description Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). 2015 Equity Incentive Plan (adopted in December 2014 and amended in June 2022, as amended from time to time) 6,600,379 Others -514,292 Lapsed -105,000 5,981,087 0 0 5,981,087 0 General Meeting approval date (if applicable) 2). 2024 Share Scheme (adopted in June 2024, as amended from time to time) 0 0 0 0 0 57,299,259 General Meeting approval date (if applicable) 20 June 2024 Increase in issued shares (excluding treasury shares): 0 WVR ordinary shares A (AA1) Decrease in treasury shares: 0 WVR ordinary shares A (AA2) Total funds raised during the month from exercise of options: USD 25.77 Remarks: 1) Others: -514,292 refers to 514,292 options being exercised. The exercise of 514,292 options was settled using the Class A ordinary shares already issued and registered in the name of our depositary bank which are used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan. 2) The total number of shares which may be issued or transferred out of treasury pursuant to exercise of all options to be granted, and vesting of all restricted share units or awards to be granted under the 2024 Share Scheme as at the close of the month is 57,299,259.

FF301 Page 4 of 10 v 1.1.1 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 5 of 10 v 1.1.1 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable

FF301 Page 6 of 10 v 1.1.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02391 Description Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). 2015 Equity Incentive Plan - Restricted Share Units (adopted in December 2014 and amended in June 2022, as amended from time to time) 0 0 4,252,250 2). 2015 Equity Incentive Plan - Restricted Shares (adopted in December 2014 and amended in June 2022, as amended from time to time) 0 0 0 3). 2024 Share Scheme - Restricted Share Units (adopted in June 2024, as amended from time to time) 20 June 2024 0 0 160,000 Increase in issued shares (excluding treasury shares): 0 WVR ordinary shares A (DD1) Decrease in treasury shares: 0 WVR ordinary shares A (DD2) Remarks: As of March 31, 2025, the restricted share units which entitle the holders to 4,252,250 Class A ordinary shares of the issuer upon vesting, have been granted under the 2015 Equity Incentive Plan. No restricted share units were granted under the 2015 Equity Incentive Plan during the month. 175,500 restricted share units under the 2015 Equity Incentive Plan were vested during the month, and all 175,500 restricted share units under the 2015 Equity Incentive Plan were settled using the Class A ordinary shares already issued and registered in the name of depositary bank. 113,750 restricted share units granted under the 2015 Equity Incentive Plan were lapsed during the month. As of March 31, 2025, the restricted share units which entitle the holders to 160,000 Class A ordinary shares of the issuer upon vesting, have been granted under the 2024 Share Scheme. No restricted share units were granted under the 2024 Share Scheme during the month. No restricted share units under the 2024 Share Scheme were vested during the month. No restricted share units granted under the 2024 Share Scheme were lapsed during the month.

FF301 Page 7 of 10 v 1.1.1 (E). Other Movements in Issued Shares and/or Treasury Shares 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02391 Description Events At price (if applicable) Currency Amount Date of event (Note 2) General Meeting approval date (if applicable) Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1) Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2) Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3) 1). Repurchase of shares (shares repurchased for cancellation but not yet cancelled) 20 June 2024 -223,773 Increase/ decrease (-) in issued shares (excluding treasury shares): WVR ordinary shares A (EE1) Increase/ decrease (-) in treasury shares: WVR ordinary shares A (EE2) Remarks: Repurchase of a total of 223,773 Class A ordinary shares represented by ADSs were made on June 26 to 28, 2024 on New York Stock Exchange but such shares are not yet cancelled as at March 31, 2025. Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): 0 WVR ordinary shares A Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): 0 WVR ordinary shares A

FF301 Page 8 of 10 v 1.1.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 9 of 10 v 1.1.1 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 4) (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 5); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Chai Xiaolang Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)

FF301 Page 10 of 10 v 1.1.1 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 5. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.